Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark
Tel. +45 49 11 11 11
www.coloplast.com

Coloplast

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

04046965

December 2004

SUPPL

RECEIVED
2004 DEC 20 P 4:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 14/2004 and no. 15/2004 sent today.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921

PROCESSED
JAN 03 2005
THOMSON
FINANCIAL

Jlw 12/30

CVR-nr. 69 74 99 17

Fax +45 49 11 15 55 Direktion / Group Management
Kommunikationsafdeling / Corporate Communications
Koncern Forretningsudvikling / Corporate Business Development & Acquisitions

Holtedam 1
DK-3050 Humlebæk
Danmark

Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange No. 14/2004
Humlebæk, 9 December 2004

Annual General Meeting of Coloplast A/S on 9 December 2004 at 16.00

The Annual General Meeting of Coloplast A/S has just been adjourned. Reporting on the transactions cf. the agenda which is attached as an appendix to this information.

Mr. Henrik Wedell-Wedellsborg, Attorney at Law, was Chairman of the Meeting.

Re 1
The Directors' report on the activities of the Company was adopted unanimously.

Re 2
The annual report was adopted unanimously as well as discharge from obligations.

Re 3
Distribution of dividends of DKK 6.00 per share of DKK 10.00 was adopted by the General Meeting.

Re 4
The General Meeting received and adopted the following proposals submitted by the Board of Directors:

(a) Amendments of the Company's Articles of Association:

Article 3
Sub-Article 1 to read as follows:
"The share capital of the Company is DKK 18 million A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 222 million B shares divided into shares of DKK 5.00 each."

Article 8
Item 2 of the business to be transacted at the Annual General Meeting to read as follows:
"To receive and adopt the audited annual report."

Article 9
Sub-Article 5 to read as follows:
"Each A share of DKK 5.00 shall entitle the holder to ten votes and each B share of DKK 5.00 shall entitle the holder to one vote."

(b) Granting of authority to the Company's Board to buy own shares representing up to 10 per cent of the share capital of the Company in accordance with the provisions of section 48 of the Danish Companies Act.

The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent.

Such authority to be valid until the Annual General Meeting in 2005.

Re 5
Election of Board of Directors:

The following members of the Board of Directors were re-elected by the General Meeting.

Mr. Palle Marcus, Director (Chairman of the Board)
Mr. Niels Peter Louis-Hansen, Bcom (Deputy Chairman)
Mr. Peter Magid, Attorney
Mr. Kurt Anker Nielsen, Director
Mr. Torsten E. Rasmussen, Director
Ms. Ingrid Wiik, President and CEO

Having been a member of the Board for 14 years, Ms. Helle Bechgaard has decided not to accept re-election.

Re 6
Election of auditors:

PricewaterhouseCoopers
Strandvejen 44
DK-2900 Hellerup

Revisionsfirmaet Helge Bom A/S
Gl. Lundtoftevej 24
DK-2800 Lyngby

were re-elected.

Re 7
Nothing to report under any other business.

Sten Scheibye
Chief Executive

Enclosure: Notice convening the General Meeting

For further information please contact: Group Director Carsten Lønfeldt,
tel. +45 4911 1611.

This information is available in Danish and an English version. In case of doubt, the Danish version shall prevail.

Enclosure to
Information to the Copenhagen Stock Exchange No. 14/2004

To our shareholders

29 November 2004

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S which will be held on

Thursday, 9 December 2004 at 16.00

at the premises of Coloplast A/S at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

From 15.00 - 15.30, before the formal proceedings of the Annual General Meeting start, we would like to give you an opportunity to become acquainted with our activities in the area "Innovation". From 15.30 - 16.00, refreshments will be served.

Agenda of the General Meeting

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report and, if thought fit, pass a resolution for a discharge from obligations.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit or for the treatment of the loss, as the case may be, according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

   Proposals by the Board:

   (a) Amendments to the Company's Articles of Association.
   For your information, please find enclosed a copy of the Articles of Association of Coloplast A/S adopted at the General Meeting on 16 December 2002.

   Article 3
   Sub-Article 1 to read as follows:
   "The share capital of the Company is DKK 18 million A shares divided into shares of DKK 5.00 each and multiples thereof and DKK 222 million B shares divided into shares of DKK 5.00 each."

The reason for proposing this amendment is a desire to improve the liquidity of the share and to reduce the price per share.

Article 8
Item 2 of the business to be transacted at the Annual General Meeting to read as follows:
"To receive and adopt the audited annual report."

The reason for proposing the removal of the possibility for passing a resolution for a discharge from obligations is a desire to comply with our corporate governance principles.

Article 9
Sub-Article 5 to read as follows:
"Each A share of DKK 5.00 shall entitle the holder to ten votes and each B share of DKK 5.00 shall entitle the holder to one vote."

This is a consequence of Article 3 being amended.

(b) Granting of authority to the Company's Board to buy own shares representing up to 10 per cent of the share capital of the Company in accordance with the provisions of section 48 of the Danish Companies Act.

The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent.

Such authority to be valid until the Annual General Meeting in 2005.

5. To elect Directors.

The Board proposes re-election of the following Directors:

Mr. Palle Marcus, Director (Chairman of the Board)
Mr. Niels Peter Louis-Hansen, Bcom (Deputy Chairman)
Mr. Peter Magid, Attorney
Mr. Kurt Anker Nielsen, Director
Mr. Torsten E. Rasmussen, Director
Ms. Ingrid Wiik, President and CEO

Having been a member of the Board for 14 years, Ms. Helle Bechgaard has decided not to accept re-election.

For further information on the members of the Board, please refer to Coloplast's website www.coloplast.com or contact the Shareholder Secretariat by telephone at +45 4911 1921.

6. To elect an auditor.

The Board proposes re-election of the auditors.

7. Any other business.

For the Company in general meeting to adopt the amendments to the Articles of Association referred to in item 4 (a) of the agenda, not less than one-half of the share capital must be represented at the General Meeting and not less than two thirds both of votes cast and of the voting share capital represented at the General Meeting must vote in favour of the resolution to be passed, cf. Article 11 (1) and (2) of the Articles of Association.

If the required share capital is not represented at the Annual General Meeting and the proposed resolution does not obtain a majority of two thirds of the votes cast, such resolution cannot be passed. If the proposed resolution obtains a majority of two thirds of the votes cast, the Board of Directors will convene within fourteen days an Extraordinary General Meeting, and if at such General Meeting the proposed resolution obtains a majority of at least two thirds both of votes cast and of the voting share capital represented at the General Meeting, it will be passed irrespective of the share capital represented.

Approval of the proposal under item 4 (b) above may be carried by a simple majority of votes in accordance with Article 11 of the Articles of Association.

No other proposals have been submitted by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

Admission cards for the Annual General Meeting may be requested by filling in and sending the attached form, which may also serve to give proxy. The form must be received by Danske Bank no later than Monday, 6 December 2004 by 16.00.

Refreshments will be served after the Meeting.

The Board of Directors

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange No. 15/2004
Humlebæk, 9 December 2004

The Board of Directors of Coloplast A/S elected its own Chairman and Vice-Chairman

Today, immediately after the General Meeting of Coloplast A/S, the Board of Directors re-elected Mr. Palle Marcus as Chairman and Mr. Niels Peter Louis-Hansen as Vice-Chairman.

Palle Marcus
Chairman of the Board

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611